UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 1, 2022

LANDA APP 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer's telephone number, including area code)

Membership Interests:

Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	Landa App 2 LLC - 4085 Springvale Way Mcdonough GA LLC
Landa App 2 LLC - 45 Robertford Drive Covington GA LLC	Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC
Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Distribution Declaration

On December 1, 2022, Landa Holdings, Inc. (the "Manager"), as manager to each of the following series (each a "Series" and collectively the "Series") of the Company, declared and paid a cash distribution (the "Distribution") for such Series for the month of November 2022 (the “Distribution Period”), in the amount set forth in the table below.

For Shares purchased during the Distribution Period, holders of shares in each Series ("Shares") will be eligible to receive distributions (rounded) calculated on a pro-rata basis, based on the number of days in the applicable Distribution Period that such holder owned such Shares.

Series	Cash Available for Distribution	Distribution per Share (1)
Landa App 2 LLC - 4085 Springvale Way Mcdonough GA LLC	$855.34	$0.086
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	$765.18	$0.09
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	$569.73	$0.098
Landa App 2 LLC - 45 Robertford Drive Covington GA LLC	$1120.88	$0.112
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	$649.34	$0.065
Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC	$939.62	$0.19
Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC	$663.04	$0.066
Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC	$944.50	$0.094

(1)	Distributions by each Series were made based on the total Shares outstanding as of November 30, 2022

For any additional information regarding the Shares discussed herein, shareholders should refer to the Offering Circulars, available on the SEC’s website at www.sec.gov

Further information detailing the calculation of cash available for distribution for each Series is available on the Landa Mobile App, which is available on iOS and Android devices.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2022	LANDA APP 2 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

Exhibit A

Master Series Table

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold (1)	Total Amount Raised (1)($)	Monthly Rental Income(2) ($)	Monthly Property Tax ($)	Monthly Insurance Expense($)	Monthly Management Fee*
1.	Landa Series 126 Wildwood Road Stockbridge (1)	open	12/3/2021	-	9,995	68,727.34	1,470.00	190.00	34.36	8.00%
2.	Landa Series 137 Spring Valley Circle Stockbridge (1)	open	12/3/2021	-	5,809	39,619.04	1,400.00	191.00	37.27	8.00%
3.	Landa Series 153 Spring Valley Circle Stockbridge (1)	open	12/3/2021	-	4,903	41,826.44	1,675.00	187.00	35.88	8.00%
4.	Landa Series 2174 Scarbrough Road Stone Mountain (1)	open	12/3/2021	-	8,457	56,623.07	1,550.00	135.00	36.82	8.00%
5.	Landa Series 303 Kellys Walk Locust Grove (1)	close	12/3/2021	-	10,000	102,167.26	1,837.50	35.00	43.63	8.00%
6.	Landa Series 3192 Lake Monroe Road Douglasville (1)	open	12/3/2021	-	9,999	59,289.20	1,400.00	73.00	32.66	8.00%
7.	Landa Series 4085 Springvale Way Mcdonough (1)	open	12/3/2021	-	9,998	112,181.00	2,094.75	222.00	44.03	8.00%
8.	Landa Series 45 Robertford Drive Covington (1)	open	12/3/2021	-	9,998	92,440.87	2,203.95	157.00	48.79	8.00%

*	The Monthly Management Fee payable by each Series is expected to equal eight percent (8%) of the Gross Monthly Rent.

(1)	Title for this Property is held by its underlying Series.

(2)	Reflected as of up to two (2) business days prior to the date of this Form 1-U. Each Series is offering up to a maximum of 10,000 Shares.

(3)	The Monthly Rental Income amount reflects the monthly rental payment due under the applicable lease agreement for the Property.

(4)	After the Lease Expiration Date, the applicable lease agreement will become a month-to-month lease, unless the tenant provides written notice within thirty (30) days of an intention to terminate the lease agreement.

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